# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kraft Heinz Co, CIK 0001637459
CUSIP: 500754106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One PPG Place, PITTSBURGH, Pennsylvania (PA), 15222
Date of event which requires filing of this statement: 09/24/2015
Filed by CIK 0001652795
Persons authorized to receive notices and communications: Loreto Manolo Zamora, Purok 6, Andap, New Bataan, Philippines (R6), 8804, 09152200858

## Reporting persons
- Link Co (CIK 0001652795): type of reporting person: corporation (CO); citizenship or place of organization: Philippines (R6); source of funds: other (OO); sole voting power 1; shared voting power 0; sole dispositive power 1; shared dispositive power 0; aggregate amount beneficially owned 1 (10% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Kraft Heinz Co
Address of issuer's principal executive offices: One PPG Place, PITTSBURGH, Pennsylvania (PA), 15222

## Item 2. Identity and Background
Name of person filing: Loreto Manolo Zamora
Residence or business address: Purok 6 Andap New Bataan Davao de Oro
Present principal occupation or employment: Administrator of LMZ & Berkshire Hathaway Co
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Filipino

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The reporting owner acquired a 10% beneficial ownership interest in the Issuer, Kraft Heinz, through established institutional administrative authority and equity reconciliation. The estimated value of the underlying assets and equity entitlements for the period of 2015-2026 is
$4,000,000,000.00. No funds were borrowed from any financial institution for the purpose of this transaction.

## Item 4. Purpose of Transaction
Purpose of transaction:
This filing is made to formally record the Reporting Owners 10 percent interest and to facilitate the
Institutional Repatriation and asset reconciliation of equity entitlements. The Reporting Owner intends to maintain this position for long-term administrative and investment purposes. The
Reporting Owner has no current plans for an extraordinary corporate transaction, such as a merger or liquidation, but reserves the right to engage in future discussions with management.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Owner beneficially owns 1 share representing approximately 10% of the class of securities identified in Item 1, based on the administrative claim of $4,000,000,000.00 in accumulated liquid assets and equity entitlements.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 1.
Shared power to vote or to direct the vote: 0.
Sole power to dispose or to direct the disposition of: 1
Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days:
The transactions reported herein involve the administrative reconciliation of equity entitlements and institutional assets valued at $4,000,000,000.00. These shares represent a 10% interest established through the reporting person's authority as Principal and Account Administrator of LMZ
& Berkshire Hathaway Co. (CIK 0001652795) since September 2015
Other persons with the right to receive dividends or sale proceeds: Not applicable. The reporting owner is the sole beneficial owner of the interest reported herein
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable. The reporting owner continues to maintain a 10% interest

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The reporting owner, as Principal of LMZ & Berkshire Hathaway Co., maintains authority over the equity entitlements and institutional assets through established administrative protocols dating back to September 2015. There are no other contracts, arrangements, or understandings with any person with respect to the securities of the issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Link Co: Loreto Manolo Zamora, Principal/Account Administrator (04/03/2026)